FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2004 (May 11, 2004)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No   X

This Form 6-K is designated as incorporated by reference into the Form F-3 Registration Statement filed with the Securities and Exchange Commission on November 20, 1990 with file numbers 33-37752 and 33-37752-01, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on April 30, 1991 with file number 33-40228, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 31, 1994 with file numbers 33-85802 and 33-85802-1, the Form S-8 Registration Statement filed with the Securities and Exchange Commission with file number 33-18603, and the Form F-3 Registration Statement filed with the Securities and Exchange Commission on July 25, 1997 with file number 333-6472.

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

NEWS RELEASE

Ansell Limited
A.B.N. 89 004 085 330

Level 3, 678 Victoria Street
Richmond, Victoria 3121, Australia

GPO Box 772H Melbourne
Victoria 3001, Australia

Telephone (+613) 9270 7270
Facsimile (+613) 9270 7300
www.ansell.com

11 May 2004

Ansell Limited Appoints New CEO

Ansell Limited announced today the appointment of Douglas D. Tough to succeed Harry Boon who will retire as Chief Executive Officer and Managing Director on 30 June 2004.

Prior to joining Ansell, Mr Tough, a dual citizen of Canada and USA, spent 17 years with Cadbury Schweppes plc in a number of international and domestic leadership roles, most recently as President and Chief Executive Officer of its largest division worldwide, Dr Pepper/Seven Up, North America. Mr Tough has also had some 12 years experience with Procter & Gamble in various sales and marketing assignments.

In making the announcement, Ansell Chairman Dr Ed Tweddell said, “Doug’s appointment follows an extensive global search that produced a strong panel of candidates. We are delighted that Doug has accepted the position and we look forward to drawing on his significant international experience as Ansell continues to build on the solid foundation that has been laid by Harry Boon and his team over the past several years”.

Dr Tweddell went on to say “Doug comes to Ansell with an impressive track record having successfully developed and implemented strategic growth plans at billion dollar plus businesses in North America, Latin America, Asia and Europe, the regions in which Ansell operates”.

Mr Tough will be located at Ansell’s operational headquarters in Red Bank, New Jersey, USA.

For further information:

Dr E D Tweddell	Mr. David Graham
Ph: (+61 8) 8398 8802	Ph: (+61 3) 9270 7215
Fax: (+61 8) 8388 1122	Fax: (+61 3) 9270 7300

Ansell Limited is a global leader in healthcare barrier protective products. With operations in the Americas, Europe and Asia, Ansell employs more than 12,000 people worldwide and holds leading positions in the natural latex and synthetic polymer glove and condom markets. Ansell operates in three main business segments: Occupational Healthcare, supplying hand protection to the industrial market; Professional Healthcare, supplying surgical and examination gloves to healthcare professionals; and Consumer Healthcare, supplying sexual health products and consumer hand protection. Information on Ansell and its products can be found at http://www.ansell.com.

ATTACHMENT A.

DOUGLAS D. TOUGH

Employment Experience:

CADBURY SCHWEPPES PLC

2000-2003	PRESIDENT & CEO, DR PEPPER/SEVEN UP, INC.
Dallas, Texas, USA

1996-2000	PRESIDENT, AFRICA/INDIA/MIDDLE EAST & EUROPE DIVISION
London, England

1992-1996	PRESIDENT, CADBURY BEVERAGES INTERNATIONAL
Stamford, Connecticut, USA

1989-1992	PRESIDENT, MOTT’S NORTH AMERICA
Stamford, Connecticut, USA

1987-1989	VICE PRESIDENT, SALES & MARKETING, MOTT’S CANADA
Toronto, Ontario, Canada

1986-1987	VICE PRESIDENT, MARKETING, CADBURY CANADA
Toronto, Ontario, Canada

PROCTER & GAMBLE COMPANY

1974-1986	VARIOUS SALES & MARKETING ROLES
Toronto, Canada

Education:

MBA – University of Western Ontario, London, Ontario, Canada.

BBA - University of Kentucky, Lexington, Kentucky, USA.

ATTACHMENT B

Disclosure in accordance with ASX Corporate Governance Recommendation 9.1:

The remuneration package of the new Chief Executive Officer and Managing Director who will be located at Ansell’s operational headquarters in Red Bank, New Jersey, USA, comprises a base salary package of US$650,000 per annum, augmented by participation in the Company’s short-term incentive plan which provides for a cash bonus of an amount equal to 75% of base salary for achieving specified annual performance targets increasing to a maximum of 150% of base salary if annual stretch targets are met.

The Chief Executive Officer and Managing Director will also participate in the Company’s long-term incentive plan. His initial participation will be by way of:

(a)	a total grant of 525,000 options over Ansell shares of which two thirds would vest in equal tranches upon achievement of long-term performance targets in each of the first three years with the remaining one third vesting if “stretch” performance targets in each of those years are met.

(b)	a total allocation of 150,000 performance share rights (PSRs) of which two thirds would vest in equal tranches upon achievement of long-term performance targets in each of the first three years, with the remaining one third vesting if “stretch” targets in each of those years are met.

He will also participate in the Company’s U.S. retirement plan.

The Chief Executive Officer and Managing Director must provide 6 months notice of his resignation and will in general, be entitled to a lump-sum termination payment equivalent to 18 months of base salary if the Company wishes to terminate his employment within 3 years of his commencement date, or 12 months of base salary after the first 3 years of his employment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED
(Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GROUP TREASURER

Date: May 11, 2004